Filed by Atlantic Capital Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Capital Bancshares, Inc.

Commission File No: 001-37615

Date: July 23, 2021

INTERNAL USE ONLY

Atlantic Capital Team Member Q&A

We have entered into a merger agreement with SouthState Corporation, and below is additional information to assist you with answering questions you may have regarding this announcement.

Please note: this document is only for internal use only; a separate Q&A has been prepared to help you speak to your customers.

We are committed to making this a smooth transition, and we will communicate more on our progress in the coming weeks.

Timeline:

Merger Announcement: July 23rd

Atlantic Capital Town Hall: July 29th at Resurgens Plaza
Culture / Benefit Sessions: Fall 2021

Legal Close: 1st Quarter 2022

System Conversion: 1st Quarter 2022

Why did Atlantic Capital decide to merge with SouthState?

Atlantic Capital has built a record of strong, above peer average, organic growth in loans, deposits, revenue, and earnings over the last 22 quarters. Opportunities to sustain and accelerate that growth are apparent in our new business pipelines and in the changing competitive landscape in our Atlanta and national commercial market niches.

In view of these opportunities, earlier this year, we began to consider the potential benefits of a larger capital base, greater investment spending capacity, broader capabilities, and new opportunities for clients and our teammates that a partnership with a larger company could provide. After carefully considering prospective partners, it became apparent that a partnership with SouthState would be consistent with, and enhance, our purpose to fuel prosperity for our shareholders, clients, and teammates.

ACB will contribute an exceptional commercial banking team based in Atlanta and our rapidly growing FinTech and Payments Businesses to the SouthState franchise. SouthState will provide a larger balance sheet and capital markets solutions to help grow our commercial and specialty businesses.

Our companies are tightly aligned culturally; we operate on the same core and treasury management platforms; and our credit and risk management philosophies and processes are similar.

Who is SouthState?

SouthState is one of the leading regional banks in the Southeast – serving customers in Florida, Alabama, Georgia, the Carolinas, and Virginia. The Company is headquartered in Winter Haven, Florida, between Orlando and Tampa, and has a support presence in Winter Haven, FL; Charleston and Columbia, SC; Atlanta, GA; Charlotte, NC. With over $39 billion in assets, the Bank provides traditional retail, commercial, mortgage, wealth management and SBA services throughout its branch network and customer relationships in neighboring states. The Bank also has a national footprint, serving clients coast-to-coast through its correspondent banking division. With more than 100 years of experience providing customers with the best financial solutions, we are committed to investing in the communities we serve. SouthState has over 275 branches and serves more than one million customers.

What is the asset size and geographic presence of the combined company?

The Atlantic Capital merger with SouthState will form a $44 billion banking company with a presence in six southeastern states and a diverse national reach. Atlanta will be SouthState’s largest single market with $5 billion in assets and will become SouthState’s Corporate Banking headquarters. SouthState will have top 10 deposit market share in the Atlanta MSA and will rank as the third largest bank in the Atlanta market among institutions with less than $100 billion in assets. Upon merger completion, the combined company will have pro forma total assets of $44 billion, deposits of $36 billion and gross loans of $26 billion.

Where will the combined company’s headquarters be located?

The Company’s headquarters will remain in Winter Haven, FL. Corporate Banking will be headquartered in Atlanta, GA and Doug Williams will be leading the effort for the combined company.

What decisions have been made around leadership?

Doug Williams will be the President of SouthState’s Atlanta Banking Group and Head of Corporate Banking. Kurt Shreiner will be President of the Corporate Services Division and Rich Oglesby will be President of the Atlanta Division. Robert Bugbee will be Chief Credit Officer for SouthState’s new Atlanta Banking Group. Ashley Carson, Bob Cancelliere, and John May will continue to lead their Atlanta banking teams. Kathy Andrews, Donyale Getz, Nathan Ottinger, and John Seeds will retain their current responsibilities in the new Corporate Financial Services Division. Two of our directors will join the SouthState board.

Will there be layoffs as a result of this merger?

We know that in bringing our two companies together there will unfortunately be some displacements. It is our goal to try and offer opportunities to as many team members as possible during this transition. All employment decisions will be conveyed by mid-late October 2021.

Will severance be offered for displaced employees?

We will look for opportunities for displaced team members to take on different roles in the company. If there are no roles that are a good fit, the team members will be offered severance in accordance with the Atlantic Capital existing severance policy.

Will we close branches?

SouthState also has an Atlanta and Athens presence with existing branches. As a combined company, a team will assess the branch footprint and make adjustments to the branch network as appropriate. Until legal closing, it will continue to be business as usual. It is anticipated that the Maple Banking Center will remain in operation after the close of the merger.

When will selections be made for positions in the combined company?

All team members will know the status of their position by mid-late October 2021.

When do we anticipate the merger will close?

We anticipate the merger will close in the first quarter of 2022, subject to receipt of shareholder and regulatory approvals.

How should we support our customers who inquire about banking services that SouthState provides?

We should continue to support our customers as we do today. If a customer is inquiring about banking services that SouthState provides, you may recommend the customer to reach out to a SouthState banker to administer the services they need. We are not able to work together or provide collaborative services to customers until legal close and system conversion in first quarter 2022. If a customer visits a South State branch and asks questions about the transition, they will be directed to reach out to their Atlantic Capital relationship manager to get the answers they need.

When will the system conversion occur?

We anticipate the system conversion will occur in the first quarter of 2022.

What systems will we convert to?

Core System – Both SouthState and Atlantic Capital leverage Fiserv Premier for the core systems. Both companies utilize the Treasury Navigator platform, which Atlantic Capital calls ACE. Additionally, both companies utilize the PEP platform for ACH capabilities.

Commercial Loan Origination System – Some of SouthState utilizes nCino for commercial loan origination and it is being implemented company-wide later in 2021.

Consumer Online/Mobile Platform – SouthState just completed its migration to Q2 in late 2020 and mid-2021 for its online/ mobile banking platform. The Q2 platform serves as an enhanced online/mobile banking experience for customers.

Treasury Platform – Both SouthState and Atlantic Capital leverage Fiserv Commercial Center for the treasury platform. At Atlantic Capital it is named ACE and at SouthState it is named Treasury Navigator.

Until legal close, all systems will remain business as usual.

How do benefit plans differ between the two banks? Will my time off carry over to the new organization for seniority purposes? Will we keep our insurance plan?

We will be conducting a comparison of benefits for each company. We will roll out any new benefit plans in the fall of 2021 through in-person and virtual information sessions. Any changes to benefit plans would not be effective until post-legal close, specifically first quarter 2022. No changes to your benefits will be made prior to such time.

What happens to my ACBI stock?

Additional information will be forthcoming regarding terms of the transition of unvested ACBI shares awarded to Atlantic Capital teammates. Atlantic Capital shareholders will receive .36 shares of SouthState common stock for each outstanding share of Atlantic Capital common stock. This equates to a per share value of $26.43 and an aggregate transaction value of approximately $542 million.

What is SouthState’s purpose and does it align with ours?

SouthState’s vision is: To Invest in the entrepreneurial spirit, pursue excellence and inspire a greater purpose. And, SouthState’s values include: supporting local market leadership, building long-term client relationships and providing a “remarkable” client experience. In addition, the company strives to enable team members to pursue their ultimate purpose in life—their personal faith, their family and their service to the community.

SouthState has received numerous awards including 2021 Forbes Best-In-State Banks for Florida, Georgia and South Carolina, and has been recognized by Forbes as one of the top 50 Best Banks in America in 2020 and 2021.

What should I do if a member of the media reaches out directly to me?

If you are contacted by a member of the media, please reach out directly to Ashley Carson, 404-995-6214.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed merger of SouthState and Atlantic Capital, including future financial and operating results (including the anticipated impact of the transaction on SouthState’s and Atlantic Capital’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.  All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of SouthState or Atlantic Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of South State or Atlantic Capital; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of SouthState and Atlantic Capital can be found in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Atlantic Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SouthState and Atlantic Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Merger and Where to Find It

SouthState intends to file a registration statement on Form S-4 with the SEC to register the shares of SouthState’s common stock that will be issued to Atlantic Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Atlantic Capital that also constitutes a prospectus of SouthState. The definitive proxy statement/prospectus will be sent to the shareholders of Atlantic Capital in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SouthState or Atlantic Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or Atlantic Capital at:

South State Corporation	Atlantic Capital Bancshares, Inc.
1101 First Street South	945 East Paces Ferry Road NE
Winter Haven, Florida 33800	Atlanta, Georgia 30326
Attention: Investor Relations	Attention: Investor Relations
(863) 293-4710	(404)-995-6050

Before making any voting or investment decision, investors and security holders of SouthState and Atlantic Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

SouthState, Atlantic Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SouthState can be found in SouthState's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 8, 2021, and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of Atlantic Capital can be found in Atlantic Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 9, 2021, and other documents subsequently filed by Atlantic Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.